Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

May 29, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:     NP Capital Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-148155

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your May 29, 2008 comment letter.

1.
We note your added disclosure in response to comment 2. It appears that NPC has the obligation of establishing the letters of credit with regard to shipments pursuant to the agreement. Expand the disclosure under this section to more clearly describe your future obligations and how you intend to fund them. Explain whether you intend to purchase solar panels for sales to prospective customer or only plan to purchase solar panels pursuant to the agreement when you locate customers who agree to pay the initial down payment and secure an irrevocable letter of credit in advance of any shipments.

Response

Section 4 of the Supply Contract between Bangkok Solar Co. Ltd. (“Bangkok”) and theCompany sets forth a tentative schedule whereby the Company may purchase up to 20 MWs from Bangkok.  Section 4(a) specifically states that “[t]he parties tentatively agree to the following order schedule:” and then continues to provide the tenuous order schedule.

Further, throughout the prospectus, we clearly state that we will be entitled to purchase up to 20MW (see page 24 (Liquidity and Capital Resources – Recent Financings and Events), and page 26 (Business – Overview)) not that we are required to purchase 20 MW.  In addition, we have included a risk factor (see page 7), which discusses the risk that Bangkok may not be able to provide sufficient supply of its solar panels and the related impact on the Company’s operations.

Accordingly, as the Company is not required to acquire the panels and, in turn, obtain financing for the purchase of such panels, we do not believe it is necessary to expand the disclosure under the liquidity and capital resources section.  Further, as we discuss the fact that we may purchase up to 20 MW and have included a risk factor stating that there is a risk that Bangkok may not be able to supply the Company with a sufficient supply of solar panels, we do not believe it is necessary to expand the disclosure further to discuss risks associated with the fact that the supply of the 20 MWs is tentative in accordance with the Supply Contract.

2.	Please provide the bulleted acknowledgements at the end of this letter in the exact language that is used here when you request acceleration.

Response

We hereby acknowledge that we will utilize the exact language set forth in your comment letter when requesting acceleration.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

By:	/s/ Stephen M. Fleming
Stephen M. Fleming